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                          June 7, 2023

       Mark Pomeranz
       Chief Executive Officer
       Motus GI Holdings, Inc.
       1301 East Broward Boulevard, 3rd Floor
       Ft. Lauderdale, FL 33301

                                                        Re: Motus GI Holdings,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 1, 2023
                                                            File No. 333-272341

       Dear Mark Pomeranz:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
O'Leary at 202-551-4451 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Steven Skolnick, Esq.